Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION STATEMENT ON
RECENT TRADING ACTIVITY

Calgary, Alberta, Canada – December 5th, 2013

Today, Alberta Investment Management Company (“AIMCo”) sold its entire equity position in Precision Drilling Corporation, approximately 56 million shares, in an overnight marketed transaction.  AIMCo acted independently of Precision in both its decision to exit its position and the facilitation of the overnight marketed transaction.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coiled tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com